Exhibit (d)(15)

EXPENSE LIMITATION AGREEMENT

THIS AGREEMENT (“Agreement”), effective as of this 27 day of March, 2014, is by and between TD Asset Management USA Funds Inc., a Maryland corporation (the “Company”), on behalf of its separate series listed on Schedule A (each, a “Fund” and collectively, the “Funds”), and TDAM USA Inc., a Delaware corporation (the “Investment Manager”).

WHEREAS, the Company is an open-end management investment company, registered under the Investment Company Act of 1940, as amended (the “1940 Act”), consisting of separate series;

WHEREAS, pursuant to an Investment Management Agreement between the Company, on behalf of each Fund, and the Investment Manager, dated March 8, 2013 (the “Investment Management Agreement”), the Investment Manager renders investment advisory services to each Fund for compensation based on the value of the average daily net assets of such series; and

WHEREAS, the Company and the Investment Manager have determined that it is appropriate and in the best interests of each class of each Fund and its shareholders to limit the expenses of the class so that they do not exceed certain levels.

NOW, THEREFORE, the parties hereto agree as follows:

1.	EXPENSE LIMITATION

1.1 To the extent that the ordinary operating expenses incurred by a class of a Fund in any fiscal year (as allocated pursuant to the Company’s Rule 18f-3 Multiple Class Plan), including but not limited to investment advisory fees of the Investment Manager, but excluding any acquired fund fees and expenses, interest, taxes, brokerage commissions, other investment-related costs and extraordinary expenses, such as litigation and other expenses not incurred in the ordinary course of the class’ business (“Class Operating Expenses”), exceed the applicable limit on Class Operating Expenses set out in Schedule A (“Class Operating Expense Limit”), such excess amount (the “Excess Amount”) shall be the liability of the Investment Manager under the terms set out in this Agreement.

1.2 To determine the Investment Manager’s obligation with respect to the Excess Amount for each class of a Fund, each day the Class Operating Expenses for each class of the Fund shall be annualized. If, for any day, the annualized Class Operating Expenses of a class exceed the Class Operating Expense Limit of the class, the Investment Manager shall waive or reduce its investment advisory fee for such day by an amount, or remit an amount to the appropriate class, sufficient to pay that day’s Excess Amount; provided, however, that any waiver or reduction of the investment advisory fee is applied equally across the classes of the Fund.

2.	RECOUPMENT

With respect to each class of a Fund, any Excess Amount waived or paid by the Investment Manager shall be repaid to the Investment Manager by the respective Fund; provided, that a Fund shall not repay any such Excess Amount to the Investment Manager if such payment shall cause the relevant class’ annualized Class Operating Expenses to exceed the Class Operating Expense Limit applicable to such class at the time the relevant Excess Amount was waived or reimbursed by the Investment Manager; provided further, that no Excess Amount shall be repaid to the Investment Manager more than two years after the end of the fiscal year during which such Excess Amount was waived or reimbursed.

3.	TERM AND TERMINATION OF AGREEMENT

This Agreement shall terminate with respect to a Fund on the date listed on Schedule A; (i) upon the termination of the Investment Management Agreement with respect to the Fund; or (ii) at an earlier date by a vote of the Board of Directors of the Company (the “Board”) if it deems the termination to be beneficial to shareholders of the Fund. The obligation of the Investment Manager under Section 1 of this Agreement shall survive the termination of the Agreement solely as to expenses and obligations incurred prior to the date of such termination.

4.	MISCELLANEOUS

4.1 This Agreement may be amended by the parties hereto only if such amendment is specifically approved by the Board, including a majority of the Directors who are not “interested persons” of the Company within the meaning of the 1940 Act and who have no direct or indirect interest in this Agreement, and such amendment is set forth in a written instrument signed by each of the parties hereto.

4.2 This Agreement may not be assigned by the Company or the Investment Manager without the consent of the other party.

4.3 This Agreement may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

4.4 This Agreement contains the entire agreement between the parties hereto and supersedes all prior agreements, understandings and arrangements with respect to the subject matter hereof. This Agreement shall be construed in accordance with applicable federal law and the laws of the State of New York. Anything herein to the contrary notwithstanding, this Agreement shall not be construed to require, or to impose any duty upon, either of the parties to do anything in violation of applicable laws or regulations.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first written above.

TD ASSET MANAGEMENT USA FUNDS INC.

By: /s/ Kevin LeBlanc

Name: Kevin LeBlanc

Title: President/Chief Executive Officer

TDAM USA INC.

By: /s/ Maya Gittens

Name: Maya Gittens

Title: Corporate Secretary

Schedule A

The annual Class Operating Expense Limit with respect to each class of a Fund shall be a percentage of the average daily net assets of the class, as set out in the following table:

Fund and Class	Contractual Limit on Class Operating Expenses	Termination Date
TDAM Core Bond Fund Institutional Class Advisor Class	0.50% 0.75%	May 31, 2015
TDAM High Yield Bond Fund Institutional Class Advisor Class	0.70% 0.95%	May 31, 2015
TDAM U.S. Large Cap Core Equity Fund Institutional Class Advisor Class	0.80% 1.05%	May 31, 2015
TDAM U.S. Equity Shareholder Yield Fund Institutional Class Advisor Class	0.80% 1.05%	May 31, 2015
TDAM Global Low Volatility Equity Fund Institutional Class Advisor Class	0.90% 1.15%	May 31, 2015
TDAM Global Equity Shareholder Yield Fund Institutional Class Advisor Class	1.00% 1.25%	May 31, 2015
TDAM Global All Cap Fund Institutional Class Advisor Class	1.00% 1.25%	May 31, 2015
TDAM Target Return Fund Institutional Class Advisor Class	0.70% 0.95%	May 31, 2015
TDAM U.S. Small-Mid Cap Equity Fund Institutional Class Advisor Class	1.00% 1.25%	May 31, 2015